                                                             Filed by ITXC Corp.
                                                  Pursuant to Rule 425 under the
                                Securities Act of 1933 and deemed filed pursuant
                           to Rule 14a-12 of the Securities Exchange Act of 1934

                                                     Subject Company: ITXC Corp.
                                                  Commission File No.: 000-26739

                                 TRANSCRIPT OF

                                     ITXC

                    SECOND QUARTER EARNINGS CONFERENCE CALL

                                 JULY 26, 2000

Operator:       Welcome to the ITXC Second Quarter Earnings Call. The guest speaker will be Tom Evslin. After the speaker's remarks, there will be a question and answer session. If you would like to ask a question during this time, please press the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you. You may begin your conference.

Tom Evslin:     Good morning. Thank you for joining us. This is Tom Evslin and
                Ed Jordan. We're here in Beaverton, Oregon, where it's five o'clock in the morning, but we wanted to be here last night when we announced to the people of eFusion that we signed our definitive agreement, which we'll talk about in a little while.

                Now as usual, let me turn the meeting over to Ed Jordan to review the second quarter financial results and, after that, we'll talk. I'll give some
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                comments on those and talk about the transaction that we just did or signed a definitive agreement for. And then, as usual, we'll open it up for your questions. We're recording this and webcasting it as we always do. And the webcast will be available for replay through the ITXC Web site. Ed?

Ed Jordan:      Thanks, Tom. Thanks again for joining our call today. We are very excited to report another quarter of very strong results.
                Let me start off again by reading the forward-looking statements disclaimer, then I'll review the line-by-line items of the release.

                I want to remind you that all of our non-historical statements today constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Our ability to perform in accordance with these statements could be materially adversely affected by numerous risks and uncertainties, including the factors described in our press releases and the risks disclosed in our SEC filings.

                I also want to remind everyone that we've pro forma'd the per share loss numbers again for the second quarter of 1999 to reflect the conversion of all classes of our previously issued preferred stock to common stock which took place at our IPO on October 1st of 1999. For this reason, when you're looking at the comparable numbers, the net loss per share line, please make sure that you focus on the per share loss number of 15 cents for the second quarter of 2000 as compared to pro forma loss per share of 16 cents for the second quarter of 1999.

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                Our revenues for the quarter were $18.6 million, up from $4.6 million in the second quarter of 1999. This represented an increase of over 400%. It will also represent an increase of 23% over the first quarter of 2000 revenues, which were $15.1 million. For the quarter, we carried 201 million minutes of use, traffic, up from 24.5 million minutes in the second quarter of 1999, and up 53% from the 131 million minutes we carried in the first quarter of this year.

                During the quarter, WWeXchange traffic represented 78% of our total traffic or 157 million minutes. That traffic was up over 35 million minutes over last quarter. And our webtalkNOW! Service(SM) that we introduced in the middle of the first quarter of this year, had great growth to over 44 million minutes for the quarter and that was up from 8.5 million in the first quarter of this year.

                As we mentioned during our last call, we'll begin to break out the average rate per minute or ARPM by service offering. WWeXchange had an ARPM of 11.2 cents, which is only an 8% reduction in ARPM from Q1. Our webtalkNOW! ARPM was actually
                2.1 cents, which was up slightly from the ARPM in Q1. As always, average price per minute will fluctuate based upon the mix of destination in any given quarter. The variable margin on webtalkNOW! remains strong, coming in again north of 20%.

                At the end of the second quarter, we had 132 active customers. That was up from 100 at the end of 1999. Our customer concentrations continue to decrease, as our top ten customers represented only 57%

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                of revenue. During the quarter, we only had one customer that represented more than 10% of revenue. And in fact, they were at 10.01%. So probably next quarter we won't have any 10% customers.

                Our daily communications telecommunications costs were $16.5 million for the quarter or 88.7% of revenue. That was down over 200 basis points from Q1. These costs include the variable costs associated with terminating traffic to our affiliates and carriers as well as the IP and connectivity costs to reach these affiliates or carriers.

                Network operations costs were $1 million for the quarter, or 5.6% of revenue, and represent the cost of running our Network Operations Customer Support Center and costs associated with deploying our customers and affiliates.

                We generated a gross profit for the quarter of $1 million, a great milestone for the Company as this was the third consecutive quarter we accomplished positive gross margin.

                SG&A costs represent all of our non-cost of sales operating expenses and include development, sales, marketing, and traditional G&A expenses. The primary component of these costs is headcount and headcount related costs. At the end of the quarter we had 159 employees. The SG&A costs for the fourth [sic: second] quarter were at $6.5 million, or 35% of revenue, down from the 39% of revenue they represented in Q1. As we continue to grow our revenues, we expect these SG&A costs to grow as well, but again, they still will be coming

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                down as a smaller percentage of revenue as we continue to
                leverage these costs on a much larger basis.

                At the EBITDA line item, we had an EBITDA loss of $5.5 million. I just wanted to highlight that as a percentage of revenues, the EBITDA margin was negative 30%. That is an improvement over the first quarter of 1999 [sic: 2000] where the EBITDA margin was 39% negative. And if we look back two quarters, Q4 of 1999 was 44% negative and Q3 of 1999 was 70% negative. So continued good improvement there on the EBITDA line item as we grow revenues.

                Our non-cash expenses include: depreciation and amortization costs, as well as non-cash employee compensation charges. The depreciation and amortization represents the costs associated with depreciating of our fixed assets, primarily gateway switches, routers and servers, and back office software. Depreciation and amortization expenses for the quarter were $2.5 million, up from the previous quarter as we continue to expand the network hubs and the network components. Non-cash employee compensation costs were the result of the accounting treatment of stock options issues prior to IPO and remain constant at approximately $1 million for the quarter.

                Interest income, net for the quarter was $3.2 million, up substantially from Q1, primarily due to the investment of the proceeds from our filing offering in March. At the end of the quarter, we had over $210 million in cash and marketable securities. And since we're in a net loss position, we have no provision for income taxes at this time.

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                The net loss per share for the quarter was 15 cents on a share count of 38.5 million shares, and as I mentioned at the start of the call, that's compared to our pro forma net loss of 20 cents on 36.6 million shares for the first quarter of 2000 and our per share loss of 16 cents for the comparable quarter in 1999.

                I want to give you some details on the eFusion acquisition, which we announced yesterday just after we announced earnings. The transaction is an all stock deal. We'll be issuing 5,659,000 shares of ITXC common stock, plus some shares to pay them for their cash-on-hand at closing. We anticipate that we'll be closing probably in two to three months, depending upon the regulatory approvals. Of that 5.6 million shares that we're issuing, approximately 80% of those shares will be locked up for a period of six months.

                Just some quick highlights here in terms of projections for eFusion. We anticipate fully integrating eFusion into the ITXC model and we're working on that at this time. We have done some analysis of their stand-alone performance and their results and projections. And we are anticipating that on a stand-alone basis, before synergies, that for 2001, they will generate somewhere in the neighborhood of $20 million in terms of revenue, generate gross margins between 40 and 50% on that revenue, and have operating expenses between $4 and $4.5 million per quarter. We'll get back to most everyone here as we fine tune that model and complete the synergy analysis with the ITXC model.

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                Let me turn you over to Tom now to talk about the quarter and to give you all the highlights on the eFusion transaction.

TOM EVSLIN:     Great. Hello, again. Just a few comments on the financials, then
                I'll go back into our performance in general, and then I'll go back into the eFusion transaction. Obviously, the over $1 million in positive gross margin are just in services, was very, very positive for us. This is now the third quarter in a row that we've had positive gross margin well in advance of when anybody expected us to. It keeps growing, and it should because we have a pretty simple business model. We sell stuff for more than we buy it for, and as we do increasing volumes and do a good job of keeping SG&A under control, we move forward towards profitability.

                Towards the end of May, we brought up our London switch. The good news in that is traffic volume is picking up very quickly. The bad news, which is behind us on that, is we had hoped to bring it up much earlier in the quarter and learned a lot of things about bringing up a super PoP in London that delayed us during the bringing it up.

                As Ed pointed, the webtalkNOW! Service(SM) continued to grow very, very quickly. Be careful of projecting from that growth. It's extremely volatile: the customers forward and service itself, our new business model -- we charge per minute of course, but many of our customers give the service away. And it fluctuates radically from a very low percentage of our volume to up to 25% of our volume almost on a day-

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                to-day basis. So although we did many more minutes of
                webtalkNOW! in the second quarter than we thought we would, we're not ready to project that we'd even do that many minutes in the third quarter. We just don't know. Similarly, ARPM on webtalkNOW! was up in the second quarter over the first quarter. That reflects mixed, that there was less traffic on a percentage basis, that resulted from US termination and more traffic for overseas termination. Of course, we're very attractive for overseas termination because of our network, but that could fluctuate as well. Traffic from large customers like Dialpad -- has gone up, gone down. None of our customers are covered - are required to give us substantial amounts of traffic. So it's a great deal of volatility in the webtalkNOW! traffic. We anticipate that will continue to grow, but it doesn't have the predictability yet that the WWX traffic has. That doesn't affect, we don't believe, in any way our ability to meet our goals, but I didn't want you to make a too quick projection on that.

                A couple of other pieces of good news that you've seen in our press releases. Now, 13 out of 14 of the major US based international carriers are using, are under contract with us to carry their international traffic: continued testament to the good quality, excellent quality, that we can deliver over the Internet consistently. The quarter is tasked. I pointed out that we're terminating traffic with RBOCs now, although I can't name the RBOC involved, we're also originating traffic, that is, we're taking traffic from RBOCs, that's generated by their customers and terminating it to the rest of the world. That just started after the end

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                of the second quarter, so none of that is included in the second quarter results. That's starting out very, very well and over time, not necessarily in the third quarter, we see that building to a huge business as the RBOCs compete more and more through retail dollars.

                I think what we've seen is that we have the ability to take a business, like WWX business, from the investment phase on a steady march towards profitability. As Ed and I both pointed out, WWX is now substantially gross margin positive. We expect that to continue in a very predictable way and as lines increase for that service to be profitable. What we've always said that we would do is layer new services with higher margins onto our network. And with those services, we start out just as we did with our WWX service in the investment mode and then we will take those services in the same organized way and manage them towards profitability just as we did WWX.

                So from our point of view, that's what this transaction that we announced with eFusion is all about. It accelerates our move into enhanced services, brings enhanced services to ITXC. net(TM), more quickly than we would have been able to if we had developed all the enhanced services on our own.

                Generically, we call our enhanced services e-calling. And some of you may have heard us talk about e-calling before. E-calling is really the successor to traditional phone calling, just as e-mail is the successor to traditional mail. E-calling is phone calling on the Internet, but phone

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                calling that's desirable, voice calling that's desirable, not only because it's cheaper, but also because it's much, much better. Just as we don't only use e-mail because it's cheaper, we use e-mail because it's better. We just don't want to run out and get a stamp and get an envelope. We want to be able to send a letter to a lot of people. E-calling has those same characteristics. With e-calling, for example, you don't have to have a zillion different phone numbers for everywhere that you might be. You can have a single identifier the way that you do with e-mail. When somebody calls you with e-call, they don't have to guess where you are and then try to call a phone that's near you any more than anybody has to know where you are when they send you an e-mail because the same kind of Internet addressing is used to locate the recipient of an e-call wherever that recipient may be. E-calling is combined with other things that people might be doing on the web like browsing. E-calling is inherently multimedia for devices being used in multimedia. E-calling is inherently multi-party so that it's no more difficult to have ten people on the call. You don't have to make the kind of special provision that we did for this conference call. It's no more difficult to have ten people on the call than it is to have two people on the call. In not too long, people are going to do Internet calling not only because it's cheaper, although it will always be very cheap, but because it's much, much better, because it gives them capabilities which they simply can't get on the public switch telephone network and soon will find that they can't live without.

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                eFusion, with their existing services, provides us with many of the pieces of technology and deployed services that we need to fill in pieces of the e-calling checkerboard, particularly when it's combined with our webtalkNOW! service and run over ITXC.net, the world's largest Internet telephony network. There are two very significant deployed services that eFusion has. It's the synergy here that's really great. One of them is their Internet Suite Adeline(SM) product which is an Internet Call Waiting product - somewhat of a misnomer because it not only makes sure that you can receive calls while your telephone line is tied up with your Internet connection, but it's also a call management capability that opens the way to integrating calling with your e-mail, integrating voice mail with your e-mail. It also already has follow-me capabilities, so that you can be located through your home phone number wherever you happen to be, without the caller having to know where you are. You can use Suite Adeline so that calls come to your PC when you're not at home without the person who called having to know. It's another critical piece of e-calling.

                The second service that's already deployed with Lighthouse customers by eFusion is their Push to Talk (PtT)(TM) service which we feel is the best degree in push to talk. Push to Talk is sold to and paid for by merchant websites who want to allow their customers the option of voice communication with a live agent. What the merchant websites have found, is that when they allow this option, shopping cart abandonment goes way down and the close rate per person who comes

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                by browsing goes way up. And so the merchant websites are
                willing to pay a considerable amount per call, in fact more than they pay for an 800 call. This is not cost avoidance: this is revenue generation from the standpoint of the web merchants.

                If you think about it, this is another aspect of e-calling because once the connection is made from the website to the agent using Internet addressing, then the agent also has the capability with other technology, that's developed by eFusion, to do what we call co-browsing. That is, the agent can push pages at the customer who's pushed the Push to Talk button. So if the customer is inquiring about a cruise, then the agent can say, `Hey, here's a picture from the bridge of the boat, here's what the cabin looks like'. That also adds a lot to the merchant websites, and it's a good example of combining voice with the other things that are available on the Internet.

                With the eFusion purchase when it closes, hopefully in September or a little bit later, we get not only this deployed technology, not only the Lighthouse customers for it, but also the people who developed these services: very, very good developers, very, very good engineers, very, very good marketers, who brought these services to market. And we're looking forward to maintaining and expanding our capability here in Beaverton.

                Those of you who know something about eFusion know that it has an Intel heritage. Many of the founders, and many of the people who are here, came from Intel. Intel is an investor in eFusion. Part of the Intel

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                legacy is patent protection and eFusion has an extremely good portfolio of patents which have already been granted that protects the technology and services that ITXC is getting as part of this acquisition.

                Of course, in the synergy, what ITXC provides is our network, by far the world's largest network for Internet telephony with Best Value Routing (TM), which assures good quality even though we're getting the economics of using the public Internet. We provide scalability; that network is already a critical mass. You've seen from our financial statements that the cost of operating that network on a permitted basis continually comes down.

                ITXC brings its demonstrated skill at scaling, its demonstrated skill at taking a service from inception on a path towards profitability. ITXC also brings capital. Thanks to our IPO and thanks to our secondary, we have over $200 million in capital. And the combined business model, the business model for ITXC with eFusion and the very aggressive rollout of the e-calling services that eFusion makes possible - that business model is fully funded with the capital we have. No need to go back to the capital markets to fully exploit, not only what we were doing, but what we're now capable of doing more quickly with the eFusion acquisition.

                The QED, the bottom line on all of this, is what we're doing is combining the world's largest Internet telephony network, the lowest cost network for delivering Internet telephony, with a stack of high margin services. Many of these services are on a different revenue model, they're not on

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                a per minute revenue model, they're on a per call revenue model, or on a per month account revenue model, but they're high margin services with margins upwards of 40, 50%. Gross margins upwards of 40 or 50%. So when you put high margin services on top of a low cost network, you've got a very good recipe for profitability.

                That's the end of the fixed portion of the presentation. Operator, if you will please now open this up for questions, please.

OPERATOR:       At this time, I would like to remind everyone that if you wish to ask a question, press the number one at this time. The first question comes from Tim Horan from CIBC.

TOM EVSLIN:     Hi, Tim.

TIM HORAN:      Hi, guys.  Congratulations.

TOM EVSLIN:     Thank you.

TIM HORAN:      Tom, quick question more on a longer term vision of where e-
                calling is going. Do we need kind of open protocols or standards? Are there any standards' bodies working on this for global interoperability? And it would seem to me it's going to be pretty difficult for you, longer term, to kind of come up with all the applications you need for e-calling, and I'm assuming you're going to be looking for other partnerships and

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                outsourcing, but I'm not sure what you're thinking about that.
                Or is this a world where it's going to be kind of a race to winners take all and someone's going to come up with the best kind of suite of applications and network that ends up kind of dominating e-calling, maybe, you know, somebody can do what AOL has been able to do in the consumer market with some of their products?

TOM EVSLIN:     I would never use a word like dominate when we're going into HSR review. But, you know, you're absolutely right Tim but in order for e-calling to grow -- by the way, e-calling is not an ITXC trademark: it's something that we see as a generic term, like e-mail or e-commerce for the future of calling, and we don't think that we'll be the only provider or even that we'll provide every possible e-calling service. We think that there will be other providers. We often think, we think that other providers will often use our network to provide pieces of the e-calling puzzle.
                You're absolutely right about standards being required so that all these puzzle pieces can fit together. One of the standards that's very important to that is the iNOW! standard that we worked on and then turned over the IMTC that Intel, Lucent, VocalTec, Cisco, ITXC, most other major vendors in the area support, that's an extension of H323. It's now been extended from gateway to gateway, gateway to gatekeeper, and now client to gateway, which opens the way to enhanced services.

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                It's certain that SIP will play a role in there and we're
                actively working in standard bodies to find a way to combine the benefits of SIP with the benefits of iNOW!. It's not winner take all. It's much too big for that. Like e-mail itself, because it has the potential for being as big or bigger than e-mail, as voice traffic shifts over to the Internet, as voice is enhanced by the Internet and as voice enhances Internet applications. So we certainly don't plan to develop it all. People will develop stuff independent of us. People will develop stuff and run it on our network. We'll get access to technology through various kinds of alliances, not necessarily acquisitions, but not to rule that out either. Does that answer your question?

TIM HORAN:      Yeah.  And just a quick follow up.  It seems to me maybe like, someone like Microsoft's Outlook product is in a perfect position to kind of make this migration and maybe to control a lot of what goes on. I don't know how you feel about that or is that maybe just an application that's not really suited for e-calling?

TOM EVSLIN:     No, I think it is.  And I think you'll find part of e-calling is the integration of various communication applications. I'm not a great fan of unified messaging because I don't think people are going to want to go out and get a new e-mail address, a new phone number, a new voice mail system, all at the same time. I think what they want to do is integrate their communications.
                So since obviously a lot of people use Outlook

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                as their communication client, mostly for mail communication, we think a lot of people are going to get their voice mail from Outlook as well. And when people -- and it will make a good front end so that if somebody wants to respond to a voice mail with either a live phone call or another voice mail, they'll be able to do that from their Outlook client or other communication clients that they're using. I have a particular soft spot for that because it was my product when I was at Microsoft, but I think it is a very good example of a communication application that had a narrow communication use: e-mail, which will expand into a broader communication. And you can easily see how the voice component of it ties into the scheduling parts of Outlook as well as the mail handling of Outlook. So that's a very good example, Tim.

TIM HORAN:      Thank you.

Operator:       Your next question comes from Bill Garrahan from Lehman
                Brothers.

TOM EVSLIN:     Hi, Bill.

BILL GARRAHAN:  Good morning.  Tom, could you maybe walk through a little bit more about eFusion? Maybe give us some kind of glimpse as to other kinds of products that could get rolled out and maybe a little bit of the status of the current couple of products that you mentioned as far as where they are in the development roll-out life cycle?

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TOM EVSLIN:     Sure.  I don't want to answer on future products other than the evolution that serves more pieces of e-calling: I don't like to announce things that aren't in the market yet. The products that I announced, that I talked about, the Suite Adeline Internet Call Waiting product and the Push to Talk product, are both in market deployment phases -- we listed a few of their customers, of eFusion's customers, in the press release. Not all of their customers have been announced, and I'd anticipate other announcements of customers by them prior to when we close the transaction. And then more announcements by both of us.

                But in the case of both those products, Internet Call Waiting and Push to Talk, Internet Call Waiting is being distributed by
                carriers and ISP's to their end users.   eFusion, like ITXC,
                doesn't sell to end users so it's in a wholesale model for distribution. And there are also Lighthouse customers, actual live merchant websites that are using the Push to Talk product and are having a great deal of success in increasing the close rate and the sell rate by using that Push to Talk capability. I'm still not one to announce new product. It's very easy to see how the Internet Call Waiting product evolves into much more complete communication management, call management capability, integrating voice mail with e-mail, integrating calling with other things that people do, providing the essential capabilities for follow-me, which it really does already even though it's not marketed in that way. And similarly, properly in order to serve the early market, the Push to Talk software

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                works very well even in the case where a call center is using old PSTN switches and equipment, in order to process calls. In the future, the market will develop with electronic call centers where calls don't have to convert to PSTN's, and obviously, the products will evolve in that direction as well.

BILL GARRAHAN:  Just a couple of, I guess, details on the company.  Has the number of employees been announced and is the amount of cash we're talking about here at all significant?

TOM EVSLIN:     The number of employees is around a hundred.  And no, the -- we don't know the exact amount of cash and the only reason we didn't put that in, is we don't know the close date. So that makes it hard to know what the amount of cash will be, but it would be $10 million or less depending on what the close date is, is what I would anticipate. Not a significant amount in the transaction.

BILL GARRAHAN:  Great.  Could you maybe talk a little bit about the PC based call quality and what you see happening to improve call quality here over time?

TOM EVSLIN:     Sure. PC based call quality, ironically when the calls are going over the Internet, in general, is not as good as phone to phone quality when calls are going over the Internet. As you know, in our WWeXchange service(R), major carriers re-sell calls going over the Internet to their customers

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                without telling them the calls go over the Internet. They can do that because the quality is so good that the customers can't tell the difference. That's not quite true of calls made over PCs, that originate over PCs and then go to phones for two reasons. One is the PC wasn't designed to be a telephone. And so generally, if you're just using the speaker and microphone on your PC, you just don't get as good sound quality as you get when you're holding a telephone handset up to your mouth. A lot of people have gotten around that by getting headsets. And a lot of people find, frankly, that they don't get the quality they want when they're using a PC unless they use a headset or one of the new handsets that have been designed for PCs. Secondly, the quality varies according to what kind of sound card is in the PC. And if there's an old sound card, that's not full duplex for example, then you can't get full duplex sound through the PC.
                The old telephony clients were not optimized for sound quality either. One of the reasons that ITXC supports the new clients for Intel, as we announced previously, is a great engineering job was done by Intel in overcoming some of the limitations of the PC technology and getting very, very good sound quality. And then the final part to quality is network. When ITXC carries calls phone-to-phone, we have some control over the network connections at both ends: the connection to the Internet. The problem is more complex when somebody's calling from their PC because they're calling from a random ISP. In fact, companies that say they provide managed service use dedicated networks to get quality, are

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

                particularly incapable of solving that problem because they can't run their managed network to everybody who's using their PC to talk. ITXC's Best Value Routing(TM), we believe provides the very best quality possible when somebody's calling up from most ISP's, but it can't overcome the problem of a very bad last mile, a very bad ISP, meaning an ISP that does not have a good connection to the backbone. So, net is there's a lot more variability in PC to phone quality today, even though it's getting much, much better, than there is in phone-to-phone qualities. And so the early growth of PC to phone and it's been pretty explosive this year, but it's been among people with some tolerance for uneven quality: students and others. There are tens of millions of early adopters, but the PC to phone quality isn't at the level yet of the phone-to-phone quality. One of our successes has been in bringing to phone-to-phone quality where we can sell to major carriers, where we can sell to RBOCs, we intend to go along exactly that same path with PC to phone quality and successfully eliminate quality as an obstacle to use.

BILL GARRAHAN:  Thank you and congratulations on the quarter and the eFusion acquisition.

TOM EVSLIN:     Thanks a lot.

OPERATOR:       Your next question comes from Brian Boyer from First Analysis.

TOM EVSLIN:    Hi, Brian.

BRIAN BOYER:   Good morning, guys. I had three questions. One was, Tom, can you give us the percentage of traffic that is non-US originated in the quarter?

TOM EVSLIN:    Yeah.  It's a very tiny number of - it's a big number, but it's tiny on the sheet and Ed is pointing to it.  It's 23.4%.

BRIAN BOYER:   23.4 % of all traffic, all minutes were originated outside the
               US?

TOM EVSLIN:    Yeah.  That's actually on our WWX Service because on webtalkNOW!
               there isn't any way for us to know that.

BRIAN BOYER:   Right.  That's seems like it's a pretty good jump over previous quarters.

TOM EVSLIN:    Yeah. Two reasons for that, three reasons for that. One is we opened the London switch. So obviously all the, even though it wasn't the full quarter, it was more than a month and it ramped very quickly, so all the traffic coming out of there is non-US.
               Secondly, the SNARC program continues to be a successful way to take traffic directly from the switches of non-US carriers and feed it into our network. And third, on our expansion of relationships with foreign PTTs, we start out being mostly terminators, then they originate more and more traffic. China

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

               Telecom is an example of that, the amount of traffic that China Telecom originates, I can't give, I'm not allowed to give the precise numbers, but the amount continues to increase, and it increases as a proportion of the total traffic. So those three things together account for the growth in non-US originated traffic.

BRIAN BOYER:   Is China a big piece of the non-US originated traffic?

TOM EVSLIN:    It's probably, other than London, it's probably, I'm not
               positive, Brian, but it's probably the largest other source of non-US traffic.

BRIAN BOYER:   Other than London?

TOM EVSLIN:    Other than London where we have our super PoP, so we're taking more traffic out of there.

BRIAN BOYER:   Right.

TOM EVSLIN:    London serves as a gateway for Europe, so that isn't really just traffic from the UK.

BRIAN BOYER:   Right.  And a question on CAPEX.  I know you gave the number, I believe, but I can't, I don't recall what it was. Can you give me the CAPEX number again?

ED JORDAN:     Yeah, Brian. I think it was $8 million for the quarter and we're still comfortable with the target for this year which I think was $35 million total CAPEX for the year.

BRIAN BOYER:   Right. And lastly, a question on eFusion. My understanding is that they are acting as a service provider in the way that they offer the Internet Call Waiting and Push to Talk services. Do they have, they don't operate a network per se, but they have like point servers where they, you know, sort of offer this capability up to their customers, is that the way it works?

TOM EVSLIN:    Yeah. That's correct. In order for them to expand, if we hadn't made this arrangement, they would have had to build out a network. And so one of the synergies are we can take these services and deploy them much more quickly and much more widely and with much better economics when there's an existing network to deploy them on. And so that's a lot of what ITXC is, the old
               ITXC, is contributing in synergies. You have it exactly right, today they have point servers but really what's needed is a complete network, an edge network that these services are, where the service is being provided out over the network.

BRIAN BOYER:   So they don't really have per se network assets. It's mostly just the server they operate out of their facility there?

TOM EVSLIN:    That's right. The servers are actually in their facility. The servers that they operate in one facility, and we do not see this as an acquisition of network assets, but as an acquisition of enhanced services that lay over our network.

BRIAN BOYER:   And the idea is they would be run as a stand-alone, somewhat technology development operation, for ITXC?

TOM EVSLIN:    No. I think that's oversimplifying it. The Push to Talk service, which we call, and this isn't a brand name, but we think of it as e-calling/e-commerce services. The product unit for that, meaning the marketing as well, will remain headquartered in Beaverton, just as our WWX service will remain headquartered in Princeton.
               The e-call subscriber services, again not a brand name, but the things like Internet Call Waiting and integrated messaging, Follow-Me, the things that we sell and hopefully all of them are sold to end users in corporations for communication enhancement will be headquartered out of New Jersey, but it will really be a collaborative effort with a lot of the development capability coming out of Beaverton. So it's not just a place for engineering, even though it's a very important part of our engineering, it's the product unit headquarters for the Push to Talk product as well.

BRIAN BOYER:   Got it. Thanks guys.  Nice quarter.

TOM EVSLIN:    Thanks a lot.

OPERATOR:      The last question comes from Tom Lloyd Butler from Gruber McBain.

TOM EVSLIN:    Hi, Tom.

TOM LLOYD BUTLER:   Two questions.  First of all, on the revenue side of the
               acquired company, e-whatever it is --

TOM EVSLIN:    eFusion.

TOM LLOYD BUTLER:   eFusion.  Could you give me a sense -- I think you said that they were going to have about $20 million of revenue; is that correct?

ED JORDAN:     Yeah.  Tom, this is Ed.

TOM LLOYD BUTLER:   Yeah.

ED JORDAN:     We will not be reporting it as a separate entity going forward.
               And again as I said, you know, this is a pretty quick process for us to get the definitive agreement, so we're fine tuning the numbers in terms of how we'll report the total synergistic revenues, but just to give people some guidance on a stand-alone basis, if they remained stand-alone, they

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

               would have generated about $20 million for 2001. Pretty nominal for the fourth quarter of this year - somewhere in the neighborhood of $1 million, $1.5 million.

TOM LLOYD BUTLER:   All right.  So I guess my point is you also said that it was going to be at a 40% gross margin.

ED JORDAN:     That's correct.

TOM LLOYD BUTLER:   That would, in my book, based upon what you said about that business, does that mean that all of their revenues come from what you would characterize as advanced or enhanced services?

TOM EVSLIN:    Yeah. Let me explain that. In the early part of their life, they were a technology company and their revenues came from technology licensing.

TOM LLOYD BUTLER:   I see.

TOM EVSLIN:    Since the beginning of this year, they've been changing their model to become an ASP and to become a service provider themselves. There's a little bit of residual revenue that comes from the software licensing. Other than honoring current agreements, that's not really our business, and not something that either they intended to carry forward in their new model or we intend to carry forward. So the revenues that Ed's talking about in the future are strictly service provider revenues.

TOM LLOYD BUTLER:   Okay.  Now assuming that they had built up a revenue
               projection of $20 million, to whom were they planning on selling these services and now that they've been acquired by you, does that change?

TOM EVSLIN:    It expands; their plan for selling the services for the Internet
               Call Waiting services typically get sold through carriers or ISPs and actually often through local phone companies whose main motive is that they don't want their customers to go out and get another line because that's expensive to provide. Those are exactly the same channels that we would use, only in addition to the carriers and ISPs that they've been talking to, we have a very strong set of carrier and ISP relationships. Some overlap, some unique. So same kind of customers, but now we have a greater, or at least after closing, we have a greater customer set that we can sell to and in many cases, we're already working, we at ITXC, are already working with the carriers and ISPs, who will become the market.

               Marketing of the Push to Talk, initial marketing of Push to Talk, a little different from the ITXC model because the initial sales were being made directly to the websites, the merchant websites that are providing the service. Their plan and the plan that we agree with, is to probably continue to do that for very large accounts like if it was a national

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

               accounts group, but to develop other channels, ISPs for example, web hosting services, to reach the vast majority of web merchants, not to grow a huge sales force.

               So the people that they would have sold to or through are a subset of the people that ITXC already has relationships with. We absolutely agree on their channel strategies, but we're able to bring more prospects into that channel, because we're already dealing with a lot of the players in the channel.

TOM LLOYD BUTLER:   Okay.  Very good.  And then finally, as far as the churn of the customer levels on some of the other customers that you've got, particularly in the, you know, web --.

TOM EVSLIN:    webtalkNOW!

TOM LLOYD BUTLER:   Yeah, webtalkNOW!.  Do you have any idea what that is or
               what's happening there?

TOM EVSLIN:    In a technical sense, there's zero churn, that is the contracts that we have remain in force. Now, I don't want to overstate that because most of the contracts have very low or no minimum amount of traffic, and the daily traffic from customers goes up and down pretty radically. These guys are new businesses, they're trying out new business models, they're trying out a bunch of subscribers. So, as I said, the overall

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

               traffic on any given day can vary from 5% of our total traffic to 25% of our total traffic. It's running now around 10% of our total traffic. Similarly in the WWX business, the churn is very, very low: customers very, very rarely cut off their physical connection dots. As a matter of fact, what churn there has been in that business historically, it's usually been initiated by us, when we felt the customer was not a good enough credit risk anymore. But this is not a high churn business but the webtalkNOW! is highly volatile in the amount of traffic that we get from that customer set.

TOM LLOYD BUTLER:   I see.  Okay.

OPERATOR:      We have a follow up question from Tim Horan.

TOM EVSLIN:    Hi, Tim.

TIM HORAN:     Hi, guys.  Sorry, just a quick question on the financials.  Ed, I don't mean to put you on the spot, if you're still there. But for next year, we were estimating roughly around $225 million in revenue and about an EBITDA margin around a negative 11%. I'm assuming the EBITDA margin should stay probably in that range as a result of this acquisition, but should we be projecting out for next year more like $250 million in revenue? Would that be safe to say?

               (Overspeaking)

TIM HORAN:     That's basically it.

ED JORDAN:     Okay. Yes, Tim. I think, as I said before, you know, we want to come back to you guys with a complete model when we've got all the synergies figured out in the plan. The one thing I will tell you is that one of the things we are very impressed about with the eFusion plan on a stand-alone basis, is that their targets for becoming EBITDA positive were in line with ours, so I guess the guides that I'd give you right now is that there will be some marginal revenue. We think the EBITDA margins will remain constant and we won't be pushing out our EBITDA positive date.

TIM HORAN:     Thank you.

OPERATOR:      There are no further questions at this time.

TOM EVSLIN:    Great. Thank you all very much. Let me just summarize by saying that we're very excited. We're very gratified by the move toward profitability in our existing businesses and now the opportunity to layer on the pieces of e-calling very, very quickly to the network are a great prospect. We haven't gotten a lot of sleep in the last couple of weeks and we're looking forward to not getting much sleep in the future. But

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

               this acquisition really accelerates the industry's march into e-calling and ITXC's march into enhanced services. We're looking forward to closing it as quickly as we can and getting this product sweep deployed on our network. Thank you very much.

OPERATOR:      Thank you.  You may all disconnect.

ITXC CORP. PLANS TO FILE A REGISTRATION STATEMENT ON SEC FORM S-4 IN CONNECTION
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